TEVA ANNOUNCES EXCLUSIVE LAUNCH OF GENERIC AVODART® CAPSULES
IN THE UNITED STATES

Jerusalem, October 12, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced the exclusive launch of the generic equivalent to Avodart® (dutasteride) capsules, 0.5 mg, in the United States. Dutasteride is a 5 alpha-reductase enzyme inhibitor and works by lowering production of a hormone called dihydrotestosterone (DHT). Dutasteride capsules are used to treat the symptoms of benign prostatic hyperplasia (BPH) in men with an enlarged prostate.

Teva was first to file and expects to be exclusive for several weeks.

Avodart® (dutasteride) capsules, marketed by GlaxoSmithKline, had annual sales of approximately $467 million in the United States, according to IMS data as of July 2015.

About Dutasteride Capsules
Dutasteride capsules are indicated for the treatment of symptomatic BPH in men with an enlarged prostate to: improve symptoms, reduce the risk of acute urinary retention and reduce the risk of the need for BPH-related surgery. Dutasteride capsules in combination with the alpha adrenergic antagonist, tamsulosin, are indicated for the treatment of symptomatic BPH in men with an enlarged prostate. Dutasteride capsules are not approved for the prevention of prostate cancer.

Important Safety Information
Dutasteride capsules are for use for men only. Dutasteride capsules are contraindicated for use in: pregnancy and women of childbearing potential; pediatric patients; and patients with previously demonstrated, clinically significant hypersensitivity (e.g., serious skin reactions, angioedema) to dutasteride or other 5 alpha-reductase inhibitors.

Dutasteride reduces serum prostate-specific antigen (PSA) concentration by approximately 50%. However, any confirmed increase in PSA while on dutasteride may signal the presence of prostate cancer and should be evaluated, even if those values are still within the normal range for untreated men. Dutasteride may increase the risk of high-grade prostate cancer.  Prior to initiating treatment with dutasteride, consideration should be given to other urological conditions that may cause similar symptoms. Women who are pregnant or could become pregnant should not handle dutasteride capsules due to potential risk to a male fetus. Patients should not donate blood until 6 months after their last dose of dutasteride.

The most common adverse reactions, reported in = 1% of subjects treated with dutasteride and more commonly than in subjects treated with placebo, are impotence, decreased libido, ejaculation disorders, and breast disorders

For more information, please see the accompanying Full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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